FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Merger Decision

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 16, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Merger Decision
Overview	NHN Games will be merged with and into Webzen under Korean law, pursuant to which NHN Games will cease to exist and Webzen will be the sole surviving entity.
Purpose of merger
Through a merger with NHN Games, Webzen is expected to strengthen its online game development capabilities and expand of its online game service to enhance the profitability and value of the corporation.

Stock Exchange Ratio	1.57262712 common shares of Webzen per one NHN Games’ common share.
Exchange Ratio calculation formula
Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “Enforcement Decree”) provides that, in cases of a merger between a “stock-listed corporation” and a “stock-unlisted corporation” (i.e., a private company), the stock exchange ratio shall be determined based upon the market price of the stock-listed corporation. The market price is calculated as lower of (a) the most recent closing price (April 14, 2010) and (b) the average of the following: arithmetic average of 1 month volume weighted average closing price, 1 week volume weighted average closing price, and the most recent closing price (April 14, 2010).
For the stock-unlisted corporation, the formula is an average of the “intrinsic value” (the weighted average of “asset value” and “earnings value”) and “relative value” to comparable companies, provided that when relative value is unavailable, the intrinsic value can be used without counting in the relative value (the methods of calculating asset value, earnings value and relative value are to be prescribed by the Financial Services Commission (“FSC”)).  In this transaction, the intrinsic value (calculated by the weighted average of asset value and earning value applying 1 to 1.5 ratio) was used.
Based on the formula stated above, the appraised price per share of merger corporation is KRW 11,800 and such price per share of merged corporation is KRW 18,557, respectively. Thus the exchange ratio is calculated as 1:1.57262712

Type and number of new shares	Common Shares	20,129,627
	Preferred Shares	None

Overview of merged corporation	Name of merged corporation		NHN Games Co., Ltd.
	Business area		Development of computer-based game and software
	Relation with corporation		The largest shareholder
	Financial status of recent fiscal year (unit; KRW Mils.)	Assets	62,231	Capital	6,400
		Liabilities	39,606	Sales	25,299
		Total Shareholders’ Equity	22,625	Net income	6,971
Schedule of merger process	Shareholders meeting		2010-05-28
	Creditors’ dissent submission period	Start	2010-05-29
		End	2010-06-30
	Merger Date		2010-07-01
	Registration of a merger		2010-07-05
	Issuance of new shares		2010-07-19
	Listing of new shares		2010-07-20
Appraisal Right			Pursuant to Article 522-3 of the Commercial Law of Korea and Article 165-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, shareholders who object to the merger shall submit in a written objection to the corporation or to the related depository agencies. Within 20 days after the shareholders meeting (2010.05.29~2010.06.17), the objecting shareholders shall submit their own shares to the corporation or to the related depository agencies with a written notification specifying the type and number of shares. Partial exercise of appraisal rights is permitted
Appraisal price: KRW 12,144 per share
 (Date : 2010-4-14)
A. Two month volume weighted average closing price: KRW 12,224 (2010.02.16~2010.04.14)

B. One month volume weighted average closing price: KRW 12,068 (2010.03.15~2010.04.14)

C. One week volume weighted average closing price: KRW 12,140 (2010.04.08~2010.04.14)

Arithmetic average of A, B, and C: KRW 12,144

Resolution of Board of directors	2010-04-15
-Attendance of outside directors	All of three outside directors attended

-Attendance of audit committee members	Attended
13. Others
1. The merger agreement shall be held invalid if the shareholder  approval or the consent or approval of any regulatory agency is not obtained.

2. The schedule for the merger is subject to change depending on, for example, amendment of relevant statutes, communication with relevant regulatory agencies or the approval process.

3. On the date of the merger agreement, financial status of the most recent fiscal year of the merged corporation is fiscal year ending December 31, 2009.

4. Pursuant to Article 522-3 of the Commercial Law of Korea and Article 165-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, only the shareholders who (i) are holders of record as of the closing date of shareholder list on 9th May and (ii) object to the Board resolution authorizing the merger and submit to the corporation a written notification expressing such objection prior to date of the shareholders meeting (28th May) will be entitled to the appraisal rights. Within the 20-day period after the shareholders meeting, the objecting shareholders shall submit a written request to purchase their shares specifying the type and number of shares pertaining to their own shares to the corporation or to the related depository agencies. Partial exercise of appraisal right is permitted.
The appraisal rights shall be given only to the shareholders who continuously hold stocks from closing date of shareholders list up to the day the appraisal right is exercised. Appraisal rights shall not be given to the holders of the shares who sell and repurchase shares during the period referred to above. Once the appraisal right has been exercised, it shall be deemed final and irrevocable.
Shareholders who submitted to the corporation a written objection regarding the Board resolution on the merger, but voted in favor of the merger at the shareholders’ meeting shall not be entitled to appraisal rights.

5. As the largest shareholder change after the merger, pursuant to KOSDAQ Listing Rules, the new shares issued for the merger to NHN Corporation and its related parties shall be held in custody at the Korea Securities Depository for a period of two years after the merger.  After one year after the merger, up to 5% of the initially owned newly issued shares can be sold each month.

Enforcement Decree	The Korean “Financial Investment Services and Capital Markets Act”